NSAR exhibit 77C
Fiduciary/Claymore Dynamic Equity Fund
November 30, 2006


RESULT OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on April 10, 2006. Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

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                                       # of Shares               # of
Shares                                 In Favor                  Withheld
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Randall C. Barnes                       4,352,597                174,160
Nicholas Dalmaso                        4,351,441                175,695

The other Trustees of the Fund whose terms did not expire in 2006 are Joseph E. Gallagher, Jr., Howard H. Kaplan, Robert B. Karn III, Ronald A. Nyberg, John M. Roeder and Ronald E. Toupin, Jr.